SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K





__X__    Annual Report Pursuant to Section 15(d) of the Securities
                  Exchange Act of 1934

                  For the fiscal year ended December 31, 2002

                                       OR

_____ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934



                  A. Full title of the plan and the address of the plan, if different from the issuer named below:

                                Aon Savings Plan


                  B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                 Aon Corporation
                              200 E. Randolph Drive
                             Chicago, Illinois 60601

                               S I G N A T U R E S

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan, by the Plan Administrator, the Committee, has caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Cook and the State of Illinois on the 25th day of June, 2003.

AON SAVINGS PLAN

BY THE COMMITTEE



/s/ THOMAS STACHURA                         /s/ JOHN A. RESCHKE
-------------------                         --------------------
Thomas Stachura                             John A. Reschke

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                                AON SAVINGS PLAN

                     Years Ended December 31, 2002 and 2001

                       With Report of Independent Auditors

                    Employer Identification Number 36-3051915

                                   Plan # 020

                                AON SAVINGS PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                     Years ended December 31, 2002 and 2001


                                    CONTENTS



Report of Independent Auditors                                                 1

Financial Statements

         Statement of Assets Available for Benefits
         at December 31, 2002                                                  2

         Statement of Assets Available for Benefits
         at December 31, 2001                                                  3

         Statement of Changes in Assets Available for Benefits
         for the year ended December 31, 2002                                  4

         Statement of Changes in Assets Available for Benefits
         for the year ended December 31, 2001                                  5

Notes to Financial Statements                                                  6

Supplemental Schedule:

         Schedule H, Line 4i - Schedule of Assets (Held At
         End of Year)                                                         13

                         Report of Independent Auditors


The Participants and Administrative Committee
Aon Savings Plan


We have audited the accompanying statements of assets available for benefits of Aon Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




June 4, 2003                                                Ernst & Young LLP
Chicago, Illinois

                                                                                 Employer Plan Identification # 36-3051915
                                                                                 Plan # 020



                                                                                       AON SAVINGS PLAN
                                                                          STATEMENT OF ASSETS AVAILABLE FOR BENEFITS
                                                                                      DECEMBER 31, 2002
                                                                                        (in thousands)
                                                                   ------------------------------------------------------

                                                                                           ESOP
                                                                      SAVINGS            ALLOCATED
     ASSETS:                                                           PLAN               ACCOUNT              TOTAL
     ------                                                        ----------------    ----------------    --------------

     Investments, at Fair Value:
          Aon Corporation Common Stock                           $       144,755     $       110,361     $       255,116
          Brokerage Accounts-Other Common and
             Preferred Stocks and Mutual Funds                             4,917                   -               4,917
          Investments held in Mutual Funds:
             AIM Liquid Asset Fund                                       248,777                   -             248,777
             Vanguard REIT Index Fund                                     32,568                   -              32,568
             Vanguard Admiral Intermediate Term Treasury Fund             85,778                   -              85,778
             INVESCO Dynamics Fund                                        16,124                   -              16,124
             Dodge & Cox Common Stock Fund                                50,682                   -              50,682
             PIMCO Total Return Fund                                      31,799                   -              31,799
             Montag & Caldwell Growth Fund                                 7,595                   -               7,595
             Managers Special Equity Fund                                 13,666                   -              13,666
             Templeton Emerging Markets Fund                               2,916                   -               2,916
          Investments held in Collective Trusts:
             INVESCO Asset Allocation Fund                               117,128                   -             117,128
             INVESCO 500 Index Fund                                      171,542                   -             171,542
             INVESCO International Equity Fund                            28,247                   -              28,247
          Short-Term Investment Funds                                      1,499                   -               1,499
          Participant Loans                                               18,957                   -              18,957
                                                                   ----------------    ----------------    --------------

                                                                         976,950             110,361           1,087,311


     Company Contribution Receivable                                      30,437              17,760              48,197

                                                                   ----------------    ----------------    --------------
     ASSETS AVAILABLE FOR BENEFITS                               $     1,007,387     $       128,121     $     1,135,508
                                                                   ================    ================    ==============


          See notes to financial statements.

                                                                                 Employer Plan Identification # 36-3051915
                                                                                 Plan # 020


                                                                                       AON SAVINGS PLAN
                                                                         STATEMENT OF ASSETS AVAILABLE FOR BENEFITS
                                                                                       DECEMBER 31, 2001
                                                                                        (in thousands)
                                                                   ------------------------------------------------------

                                                                                           ESOP
                                                                      SAVINGS            ALLOCATED
     ASSETS:                                                           PLAN               ACCOUNT              TOTAL
     -------                                                       ----------------    ----------------    --------------

     Investments, at Fair Value:
          Aon Corporation Common Stock                           $       262,108     $       202,435     $       464,543
          Brokerage Accounts-Other Common and
             Preferred Stocks and Mutual Funds                             6,200                   -               6,200
          Investments held in Mutual Funds:
             Aon Money Market Fund                                       264,987                   -             264,987
             Aon Government Securities Fund                               49,054                   -              49,054
             Aon Asset Allocation Fund                                   136,943                   -             136,943
             Vanguard REIT Index Fund                                     26,084                   -              26,084
             Vanguard Admiral Intermediate Term Treasury Fund             12,401                   -              12,401
             INVESCO Dynamics Fund                                        21,024                   -              21,024
             Dodge & Cox Common Stock Fund                                31,868                   -              31,868
             PIMCO Total Return Fund                                      14,638                   -              14,638
             Montag & Caldwell Growth Fund                                 7,387                   -               7,387
             Managers Special Equity Fund                                 13,151                   -              13,151
             Templeton Emerging Markets Fund                                 936                   -                 936
          Investments held in Collective Trusts:
             INVESCO 500 Index Fund                                      236,815                   -             236,815
             INVESCO Core-Balanced Fund                                    3,773                   -               3,773
             INVESCO International Equity Fund                            32,212                   -              32,212
          Short-Term Investment Funds                                      1,626                   -               1,626
          Participant Loans                                               19,269                   -              19,269
                                                                   ----------------    ----------------    --------------

                                                                       1,140,476             202,435           1,342,911


     Company Contribution Receivable                                      26,402              16,257              42,659

                                                                   ----------------    ----------------    --------------
     ASSETS AVAILABLE FOR BENEFITS                               $     1,166,878     $       218,692     $     1,385,570
                                                                   ================    ================    ==============


          See notes to financial statements.

                                                                                      Employer Plan Identification # 36-3051915
                                                                                      Plan #020


                                                                               AON SAVINGS PLAN
                                                          STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
                                                                         YEAR ENDED DECEMBER 31, 2002
                                                                                   (in thousands)
                                                      ------------------------------------------------------------------------



                                                                                                 ESOP
                                                                             SAVINGS           ALLOCATED
                                                                              PLAN              ACCOUNT             TOTAL
                                                                          --------------     --------------     --------------

   NET INVESTMENT INCOME (LOSS)
      Interest Income                                                   $         1,529    $             1    $         1,530
      Net Realized and Unrealized Depreciation
        in Fair Value of Investments                                           (204,840)           (97,587)          (302,427)
      Aon Corporation Dividends                                                   5,933              4,788             10,721
      Other Dividends                                                            15,603                  -             15,603
      Management and Administrative Fees                                         (1,891)              (136)            (2,027)
                                                                          --------------     --------------     --------------

   TOTAL NET INVESTMENT LOSS                                                   (183,666)           (92,934)          (276,600)

   CONTRIBUTIONS
      Company                                                                    30,437             17,760             48,197
      Participants                                                               86,106                  -             86,106
      Rollovers                                                                  11,172                  -             11,172
                                                                          --------------     --------------     --------------

   TOTAL CONTRIBUTIONS                                                          127,715             17,760            145,475

   ALLOCATIONS

      ESOP Diversification                                                        1,352             (1,352)                 -
                                                                          --------------     --------------     --------------

   TOTAL ALLOCATIONS                                                              1,352             (1,352)                 -

   OTHER CHANGES

   Benefit Payments                                                            (106,506)           (14,045)          (120,551)
   Plan Mergers                                                                   1,614                  -              1,614

                                                                          --------------     --------------     --------------

   TOTAL OTHER CHANGES                                                         (104,892)           (14,045)          (118,937)
                                                                          --------------     --------------     --------------

   NET DECREASE IN ASSETS AVAILABLE
       FOR BENEFITS                                                            (159,491)           (90,571)          (250,062)

   ASSETS AVAILABLE FOR BENEFITS
        AT BEGINNING OF YEAR                                                  1,166,878            218,692          1,385,570

                                                                          --------------     --------------     --------------
   ASSETS AVAILABLE FOR BENEFITS
        AT END OF YEAR                                                  $     1,007,387    $       128,121    $     1,135,508
                                                                          ==============     ==============     ==============

       See notes to financial statements.


                                                                                      Employer Plan Identification # 36-3051915
                                                                                      Plan #020

                                                                               AON SAVINGS PLAN
                                                          STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
                                                                         YEAR ENDED DECEMBER 31, 2001
                                                                                   (in thousands)
                                                      ------------------------------------------------------------------------



                                                                                                 ESOP
                                                                             SAVINGS           ALLOCATED
                                                                              PLAN              ACCOUNT             TOTAL
                                                                          --------------     --------------     --------------

   NET INVESTMENT INCOME (LOSS)
      Interest Income                                                   $         1,760    $             2    $         1,762
      Net Realized and Unrealized Appreciation
       (Depreciation) in Fair Value of Investments                              (53,748)             6,396            (47,352)
      Aon Corporation Dividends                                                   7,231              5,212             12,443
      Other Dividends                                                            18,464                  -             18,464
      Management and Administrative Fees                                         (1,817)              (162)            (1,979)
                                                                          --------------     --------------     --------------

   TOTAL NET INVESTMENT INCOME (LOSS)                                           (28,110)            11,448            (16,662)

   CONTRIBUTIONS
      Company                                                                    26,402             16,257             42,659
      Participants                                                               75,186                  -             75,186
      Rollovers                                                                  15,045                  -             15,045
                                                                          --------------     --------------     --------------

   TOTAL CONTRIBUTIONS                                                          116,633             16,257            132,890

   ALLOCATIONS

      ESOP Diversification                                                          493               (493)                 -
                                                                          --------------     --------------     --------------

   TOTAL ALLOCATIONS                                                                493               (493)                 -

   OTHER CHANGES

   Benefit Payments                                                            (120,094)           (23,062)          (143,156)
   Plan Mergers                                                                  13,820                  -             13,820

                                                                          --------------     --------------     --------------

   TOTAL OTHER CHANGES                                                         (106,274)           (23,062)          (129,336)
                                                                          --------------     --------------     --------------

   NET INCREASE (DECREASE) IN ASSETS AVAILABLE
       FOR BENEFITS                                                             (17,258)             4,150            (13,108)

   ASSETS AVAILABLE FOR BENEFITS
        AT BEGINNING OF YEAR                                                  1,184,136            214,542          1,398,678

                                                                          --------------     --------------     --------------
   ASSETS AVAILABLE FOR BENEFITS
        AT END OF YEAR                                                  $     1,166,878    $       218,692    $     1,385,570
                                                                          ==============     ==============     ==============

       See notes to financial statements.

                                       Employer Plan Identification # 36-3051915
                                       Plan # 020




                                AON SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                     Years Ended December 31, 2002 and 2001

1.       DESCRIPTION OF PLAN

         GENERAL

         The Aon Savings Plan (the Plan) was authorized by the Board of Directors of Aon Corporation (the Company or Plan Sponsor). It is a defined contribution plan with a salary deferral feature and an employee stock ownership (ESOP) feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective January 1, 2002, participants in the ASI Solutions, Inc. 401(k) Retirement Plan (ASI Plan) became eligible to participate in the Plan. Effective January 1, 2002, the FESC Employees Savings Plan (FESC Plan) merged into the Plan and as a result, assets approximating $1.6 million were transferred into the Plan. Effective August 1, 2001, participants in the McLagan Partners Inc. 401(k) Profit Sharing Plan (McLagan Plan) became eligible to participate in the Plan. Effective March 31, 2001, the ASA Savings Plan merged into the Plan and as a result, assets approximating $13.8 million were transferred into the Plan.

         Certain Plan assets are held by the Aon Funds, an affiliated, open-end management investment company. Assets in the Aon Funds were liquidated in 2002. The assets of the ESOP portion of the Plan are invested primarily in common stock of the Company. Additionally, certain assets are invested by the Trustees as deemed advisable in order for the Plan to meet its cash flow needs.

         The   following   description   of  the  Plan   provides  only  general
         information. Participants of the Plan should refer to the Summary Plan Description for a more complete description of the Plan.

         ELIGIBILITY AND PARTICIPATION

         Employees other than field sales agents or employees scheduled to work less than 20 hours per week are immediately eligible to participate. Field sales agents and employees scheduled to work less than 20 hours per week are eligible to participate after completing one year of service. Participants must complete one year of service to be eligible for company matching contributions.

         CONTRIBUTIONS

         PARTICIPANT - Participant contributions are made by means of regular payroll deductions. Non-highly compensated participants, as defined by the Internal Revenue Code (IRC), may elect to make contributions between 1% and 16% of their compensation, as defined by the Plan. Highly compensated participants, as defined by the IRC, may elect to make contributions between 1% and 8% of their compensation, as defined by the Plan. Participant contributions are limited to amounts allowed by the Internal Revenue Service (IRS). Accordingly, the maximum participant contribution was $11,000 in 2002 and $10,500 in 2001. In addition to regular participant contributions, catch-up contributions of up to $1,000 were allowed in 2002 for any participants who were age 50 or older during the Plan year.

         COMPANY - The Company contributes an amount equal to 100% of the first 3% of a participant's compensation that a participant contributes to the Plan (75% of a participant's compensation up to 4% for employees of Aon Human Capital Services, LLC in 2002). The Company makes a further contribution to the ESOP portion of the Plan equal to 75% (50% for field sales agents) of the next 3% of a participant's compensation that is contributed to the Plan. In 2002 and 2001, the ESOP contribution was made in shares of common stock of the Company. Employees of Aon Human Capital Services, LLC are not eligible for this contribution in 2002. The Plan requires that a participant be actively employed as of the last day of the Plan year and they must have been employed for one year in order to receive a Company contribution.

         Contributions to the ESOP portion of the Plan are automatically invested in common stock of the Company.

         INVESTMENT OPTIONS

         Contributions to the Plan, other than for the ESOP portion, may be invested in any of the various investment alternatives offered by the Plan in any whole percentages. Additionally, a Self-Managed Account is offered whereby participants can invest their self-directed contributions in various stock, mutual funds and other investments.

         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contribution and allocations of a) the Company's contributions, b) Plan earnings(losses), and c) forfeitures of terminated participants' non-vested accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

         VESTING

         For the ESOP portion of the Plan, a participant vests in 20% increments per year and becomes 100% vested after completion of five years of plan service. Forfeitures of non-vested accounts are allocated to the remaining participants. In 2002, forfeitures are only allocated to those participants who received a company contribution. The amount of forfeitures allocated to participants was $432,000 and $673,000 of the Company's common stock in 2002 and 2001, respectively.

         For the non-ESOP portion of the Plan, participants are fully vested in their contributions plus actual earnings thereon. Participants become 100% vested in the remainder of their account balance after five years of plan service, according to a graded schedule. Forfeitures of non-vested accounts are allocated to the remaining participants. The amount of forfeitures allocated to participants was $617,000 and $833,000 for 2002 and 2001, respectively.

         BENEFIT PAYMENTS

         For the ESOP portion of the Plan, a participant's entire account shall be paid to the participant or designated beneficiary in a lump sum upon normal retirement, permanent disability or death. The participant may elect payment in the form of Company common stock or cash.

         For the non-ESOP portion, on termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account or monthly installments over a period not to exceed ten years.

         PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

         PARTICIPANT LOANS

         Under the loan provision of the Plan, each participant is permitted one loan in a twelve month period and the outstanding balance of all loans made to a participant may not exceed the lesser of $50,000 or 50% of the vested portion of the participant's account, excluding the ESOP portion of the account. The interest rate for each loan is equal to 1% plus the prime rate as quoted in The Wall Street Journal for the last
                                          -------------------------
         day of the month preceding the loan request. Loans are made for a period of up to five years, except for residential loans that have a fixed repayment period of ten years.

2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The financial statements of the Plan are prepared on an accrual basis in accordance with accounting principles generally accepted in the United States.

         INVESTMENT VALUATION AND INCOME RECOGNITION

         Investments are carried at fair value, which for marketable securities is based on quotations obtained from national securities exchanges and various other sources. Participant loans are valued at their outstanding balances which approximates fair value.

         Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date. Realized gains or losses on investments are the difference between the proceeds received and the cost of investments sold as determined on a first-in, first-out basis. The change in the difference between fair value and the cost of investments is reported as unrealized appreciation or depreciation of investments.

         ADMINISTRATIVE EXPENSES

         Administrative expenses of the Plan, including expenses of the Trustees, are paid from the Plan assets, except to the extent that the Company, at its discretion, may decide to pay such expenses. The Company did not pay any Plan expenses in 2002 or 2001.

         USE OF ESTIMATES

         The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         RECLASSIFICATIONS

         Certain amounts in the 2001 financial statements have been reclassified to conform with the 2002 presentation.

3.       INVESTMENTS

         Institutional Trust Company (ITC) is custodian of the Plan assets and Trustee for all Plan assets except the ESOP shares. For the ESOP shares, State Street Bank and Trust Company is the Trustee. The Trustees are named fiduciaries under ERISA. As used herein, Trustee refers to the ITC and State Street Bank and Trust Company individually and collectively.

         During 2002 and 2001 the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows (in thousands):


                                                                                 December 31
                                                                       2002                       2001
                                              --------------------------------------------------------------------
                                                                  Net Realized                      Net Realized
                                                                and Unrealized                    and Unrealized
                                                                  Appreciation                      Appreciation
                                                                (Depreciation)                    (Depreciation)
                                                                 in Fair Value                     in Fair Value
                                                                of Investments                    of Investments
                                                     Fair               During           Fair             During
                                                     Value            the Year           Value          the Year
                                              --------------------------------------------------------------------
Investments, at fair value:
Aon Corporation Common Stock                  $        255,116 $      (215,483) $        464,543 $         20,634
Brokerage Accounts-Other
  Common and Preferred Stocks
  and Mutual Funds                                       4,917          (2,298)            6,200          (1,790)
Investments in Mutual Funds:
  Aon Money Market Fund                                      -                -          264,987                -
  Aon Government Securities Fund                             -            1,618           49,054            (163)
  Aon Asset Allocation Fund                                  -          (4,877)          136,943         (19,660)
  Aon REIT Index Fund                                        -                -                -            1,645
  AIM Liquid Asset Fund                                248,777                -                -                -
  Vanguard REIT Index Fund                              32,568          (1,430)           26,084              595
  INVESCO Dynamics Fund                                 16,124          (8,044)           21,024          (7,776)
  Dodge & Cox Stock Fund                                50,682          (7,024)           31,868              316
  PIMCO Total Return Fund                               31,799              284           14,638            (168)
  Montag & Caldwell Growth Fund                          7,595          (2,151)            7,387            (375)
  Managers Special Equity Fund                          13,666          (3,992)           13,151            (734)
  Templeton Emerging Markets
      Fund                                               2,916            (326)              936             (56)
  Vanguard Admiral Intermediate
      Term Treasury Fund                                85,778            1,443           12,401               52
Investments in Collective Trusts
  INVESCO Asset Allocation Fund                        117,128          (3,644)                -                -
  INVESCO 500 Index Fund                               171,542         (52,658)          236,815         (33,867)
  INVESCO Core-Balanced Fund                                 -            (550)            3,773            (169)
  INVESCO International
        Equity Fund                                     28,247          (3,295)           32,212          (5,836)
Short-Term Investment Funds                              1,499                -            1,626                -
                                              --------------------------------------------------------------------
  Total                                       $      1,068,354 $      (302,427) $      1,323,642 $       (47,352)
                                              --------------------------------------------------------------------

         The fair value of individual investments that represent 5% or more of the Plan's assets is as follows (in thousands):


                                                                           December 31
                                                               ------------------------------------

                                                                    2002                    2001
                                                                    ----                    ----
         Aon Corporation, Common Stock                         $   255,116*             $  464,899*
         Investments held in Mutual Funds:
           Aon Money Market Fund                                         -                 264,987
           AIM Liquid Asset Fund                                   248,777                       -
           Aon Asset Allocation Fund                                     -                 136,943
           Vanguard Admiral Intermediate Term
              Treasury Fund                                         85,778                      **

         Investments in Collective Trusts:
           INVESCO 500 Index Fund                                  171,542                 236,815
           INVESCO Asset Allocation Fund                           117,128                       -

         *Includes $110,361 and $202,435 of non-participant directed investments in 2002 and 2001, respectively.

         **Below 5% threshold.


4.       INCOME TAX STATUS

         The Plan has received a determination letter from the IRS dated April 10, 1995, stating that the Plan is qualified under section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan
         Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5.       SUBSEQUENT EVENTS

         Effective January 1, 2003, the Aon Common Stock Fund and the ESOP Fund were merged into a single fund called the Aon Common Stock ESOP. Participants have the option to reinvest dividends in additional shares of Aon Stock in the Plan or receive dividends in cash. Additionally, effective January 1, 2003, participants are allowed to immediately diversify any company matching contributions allocated to the Aon Common Stock ESOP Fund. As a result, the ESOP Allocated Account is no longer considered a non-participant directed investment.

         On January 1, 2003, the ASI Plan and the McLagan Plan were merged into the Plan and as a result, assets approximating $3.2 million and $2.9, respectively, were transferred into the Plan.

                                                                               Employer Identification # 36-3051915
                                                                               Plan #  020
                                                  AON SAVINGS PLAN
                           Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                 December 31, 2002

                                                             Number of Shares                      Current Value
                                                             ----------------
Identity of Issuer                                           Principal Amount                        (thousands)
------------------------------------------------------------------------------------------------------------------
AON COMMON STOCK FUND
---------------------

COMMON STOCK

     Aon Corporation
     Common Stock, 1.00 par*                                   7,677,592                         $        144,568
                                                                                                    ==============


MONEY MARKET FUND
-----------------

MUTUAL FUND

     Investments held in the AIM
     Liquid Asset Fund                                       248,777,408                         $        248,777
                                                                                                    ==============


TOTAL RETURN FUND
-----------------

COLLECTIVE TRUST

     Investments held in the INVESCO
     Asset Allocation Fund*                                   12,075,097                         $        117,128
                                                                                                    ==============


COMMON STOCK INDEX FUND
-----------------------

COLLECTIVE TRUST

     Investments held in the INVESCO
     500 Index Fund*                                           7,890,595                         $        171,542
                                                                                                    ==============


REAL ESTATE SECURITIES FUND
---------------------------

MUTUAL FUND

     Investments held in the Vanguard
     REIT Index Fund                                           2,750,713                         $         32,568
                                                                                                    ==============

                                                                               Employer Identification # 36-3051915
                                                                               Plan #  020
                                                  AON SAVINGS PLAN
                           Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                 December 31, 2002
                                                    (continued)

                                                             Number of Shares                      Current Value
                                                             ----------------
Identity of Issuer                                           Principal Amount                        (thousands)
------------------------------------------------------------------------------------------------------------------
INVESCO DYNAMICS FUND
---------------------

MUTUAL FUND

     Investments held in the INVESCO
     Dynamics Fund*                                            1,512,539                         $         16,124
                                                                                                    ==============


DODGE & COX COMMON STOCK FUND
-----------------------------

MUTUAL FUND

     Investments held in the Dodge & Cox
     Common Stock Fund                                           575,601                         $         50,682
                                                                                                    ==============


PIMCO TOTAL RETURN FUND
-----------------------

MUTUAL FUND

     Investments held in the PIMCO
     Total Return Fund                                         2,980,263                         $         31,799
                                                                                                    ==============


MONTAG & CALDWELL GROWTH FUND
-----------------------------

MUTUAL FUND

     Investments held in the Montag & Caldwell
     Growth Fund                                                 405,268                         $          7,595
                                                                                                    ==============


MANAGERS SPECIAL EQUITY FUND
----------------------------

MUTUAL FUND

     Investments held in the Managers
     Special Equity Fund                                         248,109                         $         13,666
                                                                                                    ==============

                                                                               Employer Identification # 36-3051915
                                                                               Plan #  020
                                                  AON SAVINGS PLAN
                           Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                 December 31, 2002
                                                    (continued)

                                                             Number of Shares        Cost          Current Value
                                                             ----------------        ----
Identity of Issuer                                           Principal Amount     (thousands)       (thousands)
------------------------------------------------------------------------------------------------------------------
TEMPLETON EMERGING MARKETS FUND
-------------------------------

MUTUAL FUND

     Investments held in the Templeton
     Emerging Markets Fund                                       359,995                         $          2,916
                                                                                                    ==============


VANGUARD ADMIRAL INTERMEDIATE TERM
----------------------------------
    TREASURY FUND
    -------------

MUTUAL FUND

     Investments held in the Vanguard Admiral
     Intermediate Term Treasury Fund                           7,275,535                         $         85,778
                                                                                                    ==============

INVESCO INTERNATIONAL EQUITY FUND
---------------------------------

COLLECTIVE TRUST

     Investments held in the INVESCO
     International Equity Fund*                                1,757,753                         $         28,247
                                                                                                    ==============

ESOP ALLOCATED  FUND
--------------------

COMMON STOCK

     Aon Corporation
     Common Stock, 1.00 par*                                   5,726,374     $        89,864     $        110,361
                                                                                =============       ==============

OTHER COMMON AND PREFERRED STOCKS AND MUTUAL FUNDS (SELF-MANAGED FUNDS)
-----------------------------------------------------------------------

BROKERAGE ACCOUNTS

     Investments held in other common and preferred
     stocks and mutual funds and other investments             4,916,865                         $          4,917
                                                                                                    ==============

    Investments held in Aon Corporation
    Common Stock*                                              9,913                             $            187
                                                                                                    ==============


                                                                               Employer Identification # 36-3051915
                                                                               Plan #  020
                                                  AON SAVINGS PLAN
                           Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                 December 31, 2002
                                                    (continued)

                                                             Number of Shares                      Current Value
                                                             ----------------
Identity of Issuer                                           Principal Amount                        (thousands)
------------------------------------------------------------------------------------------------------------------
    Investment held in the State Street
    Short-Term Investment Fund                                 1,498,625                         $          1,499
                                                                                                    ==============


     PARTICIPANT LOANS (5.25%-10.5%)                                   -                         $         18,957
                                                                                                    ==============

                                                                                                 $      1,087,311
                                                                                                    ==============

    *Party in interest transaction not prohibited by ERISA.